CASH RESOURCE TRUST
                              901 East Byrd Street
                            Richmond, Virginia 23211


                                   May 7, 1999


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

        Re: Cash Resource Trust (File Nos. 33-65818; 811-7862)

Ladies and Gentlemen:

        Cash Resource Trust (the "Trust") hereby applies, pursuant to paragraph
(a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw Post-Effective Amendment No. 9 to the Trust's Registration Statement on Form N-1A, filed with the Commission on January 29, 1999 ("Amendment No. 9"), and to withdraw Post-Effective Amendment No. 10 to the Trust's Registration Statement on Form N-1A, filed with the Commission on March 10, 1999 ("Amendment No. 10"). The Trust is applying for such withdrawals in light of the determination of the Trust not to make a public offering at this time of three new series of the Trust (Cash Resource North Carolina Tax-Exempt Money Market Fund, Cash Resource Pennsylvania Tax-Exempt Money Market Fund, and Cash Resource Virginia Tax-Exempt Money Market Fund) that were the subject of the disclosure in Amendment No. 9, and not to make a public offering at this time of two new classes of shares of the Trust (Class A shares and Class S shares) that were the subject of the disclosure in Amendment No.
10.


                                Very truly yours,


                              /s/ Paul F. Costello
                              -----------------------
                                Paul F. Costello
                                President